Contact

www.linkedin.com/in/rosannayau (LinkedIn)
joindiaspora.com (Company)

Top Skills

Interaction Design
Graphic Design
User Experience Design

Rosanna Yau

Co-Founder at BackerKit
San Francisco, California, United States

Summary

As a creator myself—with roots in niche communities and unconventional ventures like promoting insects as food—I know how hard it is to get something off the ground. You're building something meaningful, maybe even a little weird, and unsure if people will believe in it. That uncertainty is real. But so is the drive to keep going.

That's why we built BackerKit.

From day one, my co-founder Max and I worked directly with creators—handling support, building software, solving problems—whatever it took to help projects succeed. We believed (and still do) that creators deserve more than just tools. They deserve support, belief, and a team that truly gets it.

Over a decade later, that mission still drives me: helping creators live their boldest creative lives. At BackerKit, we're not just building tools—we're building momentum. From supporting Kickstarter and Indiegogo campaigns to launching our own crowdfunding platform in 2022, we've always put creators first.

I'm passionate about helping independent creators thrive—launching big ideas, building strong communities, and turning creativity into sustainable work on their own terms.

Experience

BackerKit

Co-Founder
2012 - Present (13 years)
San Francisco

BackerKit is crowdfunding like you've never experienced—the only end-to-end platform built for today's serious creators.

BackerKit empowers creators to successfully manage and grow their crowdfunding campaigns. Since 2012, we've partnered with creators to build tools, such as the BackerKit Pledge Manager, that simplify campaign management for platforms like Kickstarter and Indiegogo. In 2022, we launched our own crowdfunding platform, offering a seamless end-to-end solution for creators and backers alike.

We believe that it's time that creators got more from crowdfunding—More fans. More funds. And waaay more fun. Keep a look out as the BackerKit team continues to innovate in the crowdfunding space: https://www.backerkit.com/for-creators

Don Bugito
Advisor
2010 - Present (15 years)
San Francisco, California, United States

Diaspora
Designer, Co-founder
January 2012 - November 2012 (11 months)
San Francisco Bay Area

A free personal web server that implements a distributed social networking service that started out as a Kickstarter campaign.

DesignMap
Interaction Designer
2011 - 2012 (1 year)

MiniLivestock
Founder
September 2008 - 2012 (4 years)

Promoting the practice of entomophagy, the consumption of insects as food through a self-initiated awareness campaign. Efforts include creating educational and promotional materials, collaborating with professional individuals and organizations, and involvement in community events. (www.minilivestock.org)

San Francisco Bicycle Coalition
Graphic Designer
November 2010 - December 2011 (1 year 2 months)

San Francisco, CA

California College of the Arts
Teaching Faculty
September 2010 - December 2011 (1 year 4 months)
San Francisco, CA

Teaching a graphic production course under the Engage Initiative within
the Diversity Studies and Community Arts program. Students learn design
practices, production tools, human-centered research methods, documentation
practices, and presentation techniques.

The Bold Italic
Designer
October 2010 - January 2011 (4 months)
San Francisco, CA

City of Davis
Graphic Designer
2005 - 2009 (4 years)
Davis, CA

UC Berkeley
Web Designer at the Lawrence Hall of Science
August 2006 - August 2008 (2 years 1 month)
Berkeley, CA

Richard L. Nelson Gallery & Fine Arts Collection
Gallery Assistant
2005 - 2006 (1 year)
Davis, CA

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Education

Y Combinator
· (2013 - 2013)

California College of the Arts
MFA, Interaction Design · (2008 - 2010)

University of California, Davis

BS, Communication Design